Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months
	Ended March 31,
	2017		2016
Net loss		$(383)		$(629)
Class A Unit Holders (ownership percentage)	x	99%	x	100%
Net loss allocable to Class A Unit Holders		$(379)		$(629)
Weighted average Class A Units outstanding		11,100		11,100
Net loss per Class A Unit		$(0.03)		$(0.06)